APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

ate Protector House of Champions Martial Arts Acad
Income Statement - unaudited
For the period ended 12/31/2019

	Current Period
	1/1/2019 - 12/31/2019
REVENUES	
Sales	$ 46,730.00
Other Revenue	-
TOTAL REVENUES	**46,730.00**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	46,730.00
OPERATING EXPENSES	
Advertising and Promotion	100.00
Bank Service Charges	1,054.00
Maintenance	2379.16
Computer and Internet	2,011.08
Depreciation	-
Dues and Subscriptions	-
Insurance	146.46
Meals and Entertainment	317.28
Miscellaneous Expense	861.00
Office Supplies	291.46
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	30,000.00
Salaries	-
Payroll Taxes and Benefits	-
Travel	204.35
Utilities	861.00
Website Development	-
TOTAL OPERATING EXPENSES	38,225.79

OPERATING PROFIT (LOSS)   8,504.21

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	$ 8,504.21

Ultimate Protector House of Champions Martial Arts Academy
Income Statement - unaudited
For the period ended 12/31/2018

	Current Period
	1/1/2018 - 12/31/2018
REVENUES	
Sales	$ 41,013.00
Other Revenue	-
TOTAL REVENUES	**41,013.00**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	41,013.00
OPERATING EXPENSES	
Advertising and Promotion	400.00
Bank Service Charges	-
Maintenance	1543
Computer and Internet	2,011.08
Depreciation	-
Dues and Subscriptions	-
Insurance	146.46
Meals and Entertainment	1,222.00
Miscellaneous Expense	453.00
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	30,000.00
Salaries	-
Payroll Taxes and Benefits	-
Travel	
Utilities	698.00
Website Development	-
TOTAL OPERATING EXPENSES	36,473.54

OPERATING PROFIT (LOSS)		4,539.46
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)		-
Interest Expense		-
Income Tax Expense		-
TOTAL INTEREST (INCOME), EXPENSE & T		-
NET INCOME (LOSS)	$	**4,539.46**

ultimate protector house of champion martialarts academy
Balance Sheet - unaudited
For the period ended [12/31/2019]

	Current Period
	31-Dec-19
ASSETS	
Current Assets:	35
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	10,000.00
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	10,000.00
Fixed Assets:	-
Land	-
Buildings	-
Furniture and Equipment	20,000.00
Computer Equipment	2,000.00
Vehicles	35,000.00
Less: Accumulated Depreciation	-
Total Fixed Assets	57,000.00
Other Assets:	-
Trademarks	-
Patents	1,200.00
Security Deposits	-
Other Assets	-
Total Other Assets	1,200.00
TOTAL ASSETS	$ 68,200.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		68,200.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		68,200.00
TOTAL LIABILITIES & EQUITY	$	**68,200.00**
Balance Sheet Check		-

ultimate protector house of champion martial arts acadamy
Balance Sheet - unaudited
2018

	Current Period
	31-Dec-18
ASSETS	
Current Assets:	
Cash	$ 100.00
Petty Cash	-
Accounts Receivables	100.00
Inventory	8,000.00
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	30,000.00
Total Current Assets	38,200.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	15,000.00
Computer Equipment	2,000.00
Vehicles	40,000.00
Less: Accumulated Depreciation	25,000.00
Total Fixed Assets	82,000.00
Other Assets:	
Trademarks	-
Patents	1,200.00
Security Deposits	-
Other Assets	-
Total Other Assets	1,200.00
TOTAL ASSETS	**$ 121,400.00**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	1,500.00
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		1,500.00
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		119,900.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		119,900.00
TOTAL LIABILITIES & EQUITY	$	**121,400.00**
Balance Sheet Check		-

I, joe dubose, certify that:

1. The financial statements of ultimate protector house of champion martial arts academy included in this Form are true and complete in all material respects; and
2. The tax return information of ultimate protector house of champion martial arts academy included in this Form reflects accurately the information reported on the tax return for ultimate protector house of champion martial arts academy for the fiscal year ended 2018 (most recently available as of the Date of this Form C).

Signature   *joe dubose*

Name: joe dubose

Title: owner